UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Gateway Energy Corporation

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

367600301

(CUSIP Number)

Frederick M. Pevow, Jr.

910 Oak Valley Drive, Houston, TX 77024

(713) 827-0706

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Timothy D. Rampe

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

March 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367600301

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Frederick M. Pevow, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,438,265

	8	Shared Voting Power --

	9	Sole Dispositive Power 2,292,070

	10	Shared Dispositive Power --

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,438,265

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.0% (calculated as set forth in Item 5(a))

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 367600301

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) GEC Holding, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,438,265

	8	Shared Voting Power --

	9	Sole Dispositive Power 2,292,070

	10	Shared Dispositive Power --

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,438,265

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.0% (calculated as set forth in Item 5(a))

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 367600301

This Amendment (“Amendment No. 3”) is being jointly filed by GEC Holding, LLC, a Delaware limited liability company (“GEHC”), and Frederick M. Pevow, Jr. (collectively, the “Reporting Persons”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment No. 3 amends the Schedule 13D originally filed with the Commission on February 11, 2010, which was amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 24, 2010 and Amendment No. 2 to Schedule 13D filed with the Commission on March 1, 2010 (the “Original Schedule 13D”).  The Original Schedule 13D, as amended by this Amendment No. 3, is referred to as the “Schedule 13D.”

All terms used, but not defined, in this Amendment No. 3 are defined in the Original Schedule 13D.  The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:
Item 4.	Purpose of Transaction.

The Reporting Persons has had and expects to continue to have discussions with members of the board of directors and shareholders of the Issuer.  In the course of the Reporting Persons discussions with members of the board of directors of the Company, Mr. Pevow and such board members have discussed a number of alternative transactions and strategies involving the Company, including, among other things:

•                  a potential sale to the Reporting Persons of all of the outstanding capital stock of the Company;

•                  a potential sale of the Company’s Waxahachie distribution system to the Reporting Persons; or

•                  discussions by Mr. Pevow with select shareholders regarding the Reporting Person’s potential nomination of candidates for election to the board of directors.

However, these discussions were conceptual in nature and the Reporting Persons did not make any firm offers (including with respect to the price per share in any potential acquisition by the Reporting Persons of the outstanding capital stock of the Company) or indicate a definitive willingness to proceed towards any particular alternative.  The statements in the Company’s press release issued on February 26, 2010 to the contrary are inaccurate.

The Reporting Persons currently intend to solicit proxies or consents, to be used at either the Issuer’s regular annual meeting of stockholders, or at a special meeting of stockholders, or otherwise, for the election of nominees of the Reporting Persons representing at least a majority of the board of directors to the board of directors of the Issuer.

However, the Reporting Persons intend to continually evaluate and review the Issuer’s business affairs, financial position, future prospects and management, as well as conditions in the securities markets (including but not limited to the price of and market for the Shares) and general economic and industry conditions.  Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, among other things: (i) acquiring additional shares of Common Stock; (ii) disposing of any or all of the shares of Common Stock held by the Reporting Persons;

CUSIP No. 367600301

(iii) communicating with management and members of the board of directors; (iv) communicating with shareholders of the Issuer or other persons who may desire to become shareholders of the Issuer,  regarding matters including alternatives to maximize shareholder value; (v) seeking to cause the Issuer to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties; (vi)  soliciting  proxies or consents,  to be  used  at  either  the  Issuer’s regular  annual  meeting  of shareholders,  or at a special  meeting  of  shareholders,  or  otherwise,  with respect to the matters described in clause (iv) above; (vii) seeking alone or with others to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; and/or (viii) taking such other  actions with respect to the Issuer as the Reporting Persons may from time to time determine.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2010

GEC HOLDING, LLC

By:	/s/ Frederick M. Pevow, Jr.
	Name:	Frederick M. Pevow, Jr.
	Title:	Manager

/s/ Frederick M. Pevow, Jr.
Frederick M. Pevow, Jr.

Index of Exhibits.

Exhibit 1

Joint Filing Agreement, dated as of February 11, 2010, by and between GEC Holding, LLC and Frederick M. Pevow, Jr. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 2

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Paul VanderLinden (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 3

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Trailblazer Partners, Ltd. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 4

Amended Voting Agreement, dated February 26, 2010, between Frederick M. Pevow, Jr. and Josh Buterin (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)

Exhibit 5

Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Betty Davis (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)

Exhibit 6	Reserved

Exhibit 7

Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Leslie W. David (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)

Exhibit 8

Voting Agreement, dated February 26, 2010, between Frederick M. Pevow, Jr. and Robert J. Seaberg (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)